Kim Kaufman Esq. To Call Writer Directly: +1 212 909 3148 kim.kaufman@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	NB Asset-Based Credit Fund
Registration Statement on Form N-2 (File Nos. 811-24037; 333-283996)

Dear Ms. Rossotto:

On behalf of NB Asset-Based Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission regarding the Fund’s Registration Statement on Form N-2, filed on July 3, 2025 (File Nos. 811-24037; 333-283996) (the “Registration Statement”) via telephone on August 7, 2025 from Karen Rossotto of the Staff to the undersigned. On August 7, 2025, the Fund filed Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement to respond to the Staff’s comments and make certain other changes.

For your convenience, a transcription of the Staff’s comment is included below, followed by the Fund’s response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

1.	Comment: Please advise supplementally on what shareholders are eligible for the share payment program and what conditions exist with regard to the payments for the additional shares, including any obligations investors will have to the Adviser in exchange for receiving the payment.

Response: Any shareholder, regardless of the class of shares it purchases, that invests in the Fund via a participating financial intermediary that has met the eligibility criteria of the additional shares program is eligible to receive additional shares. There are no payment obligations placed on shareholders as a condition to receive such additional shares and there are no restrictions placed on those additional shares. Shareholders who receive additional shares and elect to tender shares during a period of three years following such receipt may have their shares duly redeemed by the Fund, alongside all other shareholders, but will forfeit the additional shares in connection with the redemption.

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 909-3148 (or by email at kim.kaufman@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Kim Kaufman, Esq.
Kim Kaufman, Esq.

cc:	Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Corey A. Issing, Esq., Neuberger Berman Investment Advisers LLC
Christian Sandoe, Securities and Exchange Commission
Jay Williamson, Securities and Exchange Commission
Christina Fettig, Securities and Exchange Commission

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